05039285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abel's Hill Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Greenwich Street
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Grand-Jean (212) 941-3951
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Grand-Jean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Abel's Hill Capital Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SWORN TO BEFORE ME THIS 24 DAY Feb. 2005

Notary Public

ROSEMARY CAUCHI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CA6031469
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCTOBER 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Abel's Hill Capital Corp.

We have audited the accompanying statement of financial condition of Abel's Hill Capital Corp. (the "Company") as of December 31, 2004 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel's Hill Capital Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
January 18, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Abel's Hill Capital Corp.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 7,606
Securities owned, at market	3,027
Total assets	$ 10,633

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Taxes payable	$ 900
Total liabilities	900
Shareholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	36,187
Retained earnings	(26,464)
Total shareholder's equity	9,733
Total liabilities and shareholder's equity	$ 10,633

The accompanying notes are an integral part of this statement.

Abel's Hill Capital Corp.

STATEMENT OF OPERATIONS

Year ended December 31, 2004

Income	
Net loss on securities transactions	$ (273)
Expenses	
Professional fees	5,525
Dues and fees	1,750
State and local taxes	641
Other	3,800
	11,716
NET LOSS	$(11,989)

The accompanying notes are an integral part of this statement.

Abel's Hill Capital Corp.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year ended December 31, 2004

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
Shareholder's equity (deficit), December 31, 2003	$10	$28,257	$(14,475)	$ 13,792
Contributions to additional paid-in capital	-	7,930	-	7,930
Net loss	-	-	(11,989)	(11,989)
Shareholder's equity (deficit), December 31, 2004	$10	$36,187	$(26,464)	$ 9,733

The accompanying notes are an integral part of this statement.

Abel's Hill Capital Corp.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Cash flows from operating activities	
Net loss	$(11,989)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Securities owned, at market	273
Other assets	3,500
Increase (decrease) in operating liabilities	
Taxes payable	(1,000)
Net cash used in operating activities	(9,216)
Cash flows from financing activities	
Proceeds from capital contributions	7,930
Net cash provided by financing activities	7,930
NET DECREASE IN CASH	(1,286)
Cash at beginning of year	8,892
Cash at end of year	$ 7,606
Supplemental disclosure of cash flow information:	
Cash paid during the year for taxes	$ 1,641

The accompanying notes are an integral part of this statement.

Abel's Hill Capital Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Abel's Hill Capital Corp. (the "Company"), a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), was formed to provide financial advisory services largely in the media and entertainment industries. The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of that rule.

Revenue from advisory activities is generally recognized when performance is substantially completed. In connection with its advisory activities, the Company receives retainer fees for services to be provided. Such retainers are treated as deferred revenue until such services have been rendered.

Securities owned are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

The Company is recognized as an S Corporation for Federal and New York State corporate tax purposes and, as such, the shareholder is individually liable for Federal and New York State income taxes. The Company is subject to certain state and local taxes.

NOTE C - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3 percent of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had net capital of $9,279, which exceeded the minimum requirement by $4,279.

SUPPLEMENTARY INFORMATION

Abel's Hill Capital Corp.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Shareholder's equity	$9,733
Haircuts on securities positions	454
Net capital	9,279
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $900 or $5,000	5,000
Excess net capital	$4,279

Reconciliation to the Company's computation (included in Part IIA of Form X-17 A-5 as of December 31, 2004)

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$7,780
Net audit adjustments	1,499
Net capital as above	$9,279

Abel's Hill Capital Corp.

STATEMENT REGARDING RULE 15c3-3

December 31, 2004

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.